Mail Stop 4561

December 20, 2007

VIA U.S. MAIL AND FAX (310)860-1882

Halton Martin
Chief Executive Officer
Caribbean American Health Resorts, Inc.
9454 Wilshire Boulevard, Suite 600
Beverly Hills, CA 90212

Re: Caribbean American Health Resorts, Inc.
        File No. 000-15243
        Form 10-K for Fiscal Year Ended
        December 31, 2005
        Filed July 17, 2007

Dear Mr. Martin:

        We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Financial Statements

1. Organization and summary of significant accounting policies, page 17

1.   We note that you recognized approximately $67,000 in revenue during 2005. Tell us, and revise your filing to include a discussion of the source of this revenue and your revenue recognition policies.

Exhibit 31.1

2.   We note that your certifications deviate in several instances from the form of the certification as outlined in Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, revise your certifications in future filings to eliminate the title of the certifying individual from the beginning of the certification and eliminate the word "annual" from the phrase "annual report" in paragraphs 2 through 5 of the certification. In addition, please ensure that your certifications matches the exact form of the certification outlined in Exchange Act Rules 13a-14(a) and 15d-14(a) in future filings.

*   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

                            Sincerely,

                            Kevin Woody
                            Accounting Branch Chief